 PINSTRIPESNY, INC.
c/o Maxim Group LLC
405 Lexington Avenue, New York, NY 10174

February 3, 2011

Lauren Nguyen
Staff Attorney
United States Securities and Exchange Commission
100 F Street, NE Mail Stop 3561
Washington, D.C. 20549

Re:          PinstripesNY, Inc.
Amendment No. 1 to Form 10
Filed October 26, 2010
File No. 000-54077

PinstripesNYC, Inc.
Amendment No. 1 to Form 10
Filed October 26, 2010
File No. 000-54078

PinstripesNYS, Inc.
Amendment No. 1 to Form 10
Filed October 26, 2010
File No. 000-54079

Dear Ms. Nguyen:

This letter is in response to the comments contained in the Staff’s letter to PinstripesNY, Inc., PinstripesNYC, Inc., and PinstripesNYS, Inc. (each, individually, the “Company” and collectively the “Companies”), concerning the Amendment No. 1 to Form 10, filed by each of the Companies, with the Securities and Exchange Commission on October 26, 2010 (the “Amendment No. 1”), and dated November 8, 2010 (the “Comment Letter”).  We have filed a second amendment (the “Amendment No. 2”) to each Company’s Form 10 concurrent with this letter incorporating and or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Companies, the following are our responses to the Staff’s comments:

General

1.   We note your response to our prior comment three. Please revise to disclose that your Form 10 has become effective by lapse of time and that you are now subject to the reporting requirements under Section 13(a) of the Exchange Act.

RESPONSE:

In response to the Staff’s comment, the Company has revised its Form 10 accordingly.

2.   Please confirm your understanding that each Form 10 has a separate reporting obligation.

RESPONSE:

We confirm our understanding that each of the Companies has its own separate reporting obligation.

Business of Issuer, page 3

3.  We note your response to our prior comment eight and your updated disclosure in the last paragraph of page four. Please revise to disclose the industry publications from which you have obtained information that there are hundreds of companies seeking a business combination target. Similarly revise on page eight to disclose the industry publications from which you received information that due to general economic conditions, “rapid technological advances” and shortages of available capital, there are “numerous firms” seeking the benefits of becoming a public corporation.

RESPONSE:

In response to the Staff’s comment we have revised our Form 10 to disclose that the Company has received information from the Reverse Merger Report, an industry publication, with respect to the number of companies seeking a business combination.  Additionally, the prior disclosure on page eight did not intend to suggest that the Company has received information from any publications that due to general economic conditions, “rapid technological advances” and shortages of available capital, there are “numerous firms” seeking the benefits of becoming a public corporation. The disclosure was intended to indicate that management believes that there are “numerous firms” seeking the benefits of becoming a public corporation through information obtained from industry professionals and publications and as a result of general economic conditions, “rapid technological advances” and shortages of available capital.  Upon further review, the Company has revised its Form 10 only to indicate that “through information obtained from industry professionals and publications, such as the Reverse Merger Report, our management believes that there are numerous firms seeking the perceived benefits of becoming a publicly traded corporation.”

4. Please explain what is referred to as “rapid technological advances” in some industries.

RESPONSE:

The Company has revised its Form 10 to remove the reference to rapid technological advances as it is not relevant to the Company.

5. Please explain, in light of the fact that you have very limited assets and no revenue or operations, how you have “unrestricted flexibility” in seeking, analyzing and participating in potential business opportunities.

RESPONSE:

The reference to unrestricted flexibility refers to the Company’s ability to locate a business combination target in any industry, business or location without restriction.  We have revised our Form 10 to clarify that while the Company has limited assets and no revenues it has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities in that it may seek out a target company in any business, industry or geographical location.

Risk Factors, page 6

6.  We note that you have removed this section from your filing. Your filing must disclose all the material information related to your business operations. While we note that the inclusion of material risk factors to the Form 10 is optional, material information related to your business operations must be disclosed elsewhere. Consideration should be given to certain material aspects of your business which you have previously disclosed, including, but not limited to:

•	The time and cost of preparing a private company to become a public reporting company may preclude you from entering into a merger or acquisition with the most attractive private companies;
•
The difficulties of establishing and maintaining acceptable internal control over financial reporting. In this regard, we note that you have no full-time employees, no revenues and very limited assets;

•	Following an acquisition or reverse merger, you may not attract attention from major brokerage firms and may not be listed on an exchange;
•	Stockholders will likely have a minority interest in you after you complete a reverse merger and will undergo substantial dilution;
•	Being subjected to the penny stock rules which require standardized disclosure to purchasers;
•	Current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or a reverse merger;
•	Management is currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which they manage may arise; and
•	Liquidity in your shares is limited.

Please revise throughout the filing accordingly.

RESPONSE:

The Company believes that each of the items identified above are risk factors. While such items are appropriate for disclosure in risk factors, the Company, as a smaller reporting company is not required to provide such disclosure.  In addition, we do not believe such disclosure is required by any other item in the Form 10.  The Company also believes that no negative inference should be drawn from the fact that such information was previously included in the initial filing of the Company’s Form 10.  The Company notes that its securities are non-trading, this registration statement is not related to a public offering of its securities, nor can a public offering of the securities of the Company take place without the protections of Rule 419, pursuant to which full disclaimers are required.

Security Ownership of Certain Beneficial Owners and Management, page 9

7.  With respect to the shares owned by a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares.

RESPONSE:

In response to the Staff’s Comment, the Company has revised its Form 10 accordingly.

As requested, the Companies hereby acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in their filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

PinstripesNY, Inc.

By: /s/ Clifford Teller
Clifford Teller
President